

September 16, 2013

<u>Via E-mail</u>
Sidney Hinton
President and Chief Executive Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, NC 27587

> **Re: PowerSecure International, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 7, 2013**
> **Form 8-K filed August 7, 2013**
> **Form 8-K filed May 23, 2013**
> **File No. 001-12014**

Dear Mr. Hinton:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Liquidity and Capital Resources, page 76

Cash Flows, page 76

1. Please revise your narrative analysis of cash flows to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather

than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Consolidated Statements of Income, page F-5

2. We note that you have presented a subtotal called "Gross profit" on the face of your statements of operations. We further note that you have presented depreciation and amortization below this gross profit line item. Please explain to us how you considered the guidance in SAB Topic 11:B.

Note 4. Acquisitions, page F-17

Acquisition of PowerSecure Solar, page F-17

3. We note your presentation of supplemental pro forma information as if the acquisition had occurred on January 1, 2010. Please explain to us why you chose January 1, 2010 as the date to assume the acquisition occurred. Refer to ASC 805-10-50-2h3.

Note 14. Segment Information, page F-36

4. We note that you present your business in two segments, the Utility and Energy Technologies Segment and the Oil and Gas Services segment. We also note your discussions in your Business and MD&A sections of your product and services, including Distributed Generation, Utility Infrastructure, and Energy Efficiency. Please explain to us in more detail how you determined your reportable segments. Please include in your response whether you have multiple operating segments and whether you aggregated any operating segments into reportable segments. If operating segments are aggregated, please disclose the fact and explain to us in detail how you meet the aggregation criteria.

Note 12. Income Taxes, page F-32

5. Refer to statutory federal income tax rate reconciliation on page F-33. We note the reconciling item of "True ups and other adjustments" of 14.3% in the rate reconciliation. Please tell us and disclose the nature of this reconciling item.

Note 15. Unaudited Quarterly Consolidated Financial Data, page F-39

6. In future filings, please include gross profit in your quarterly financial data. Refer to Item 302 of Regulation S-K.

Form 8-K filed August 7, 2013

7. We note that in your earnings release filed August 7, 2013, you discuss non-GAAP EPS. We further note that your reconciliation of non-GAAP amounts to the most directly comparable GAAP measures presents a full non-GAAP income statement. In future filings, please reconcile each non-GAAP measure to its most directly comparable GAAP measure individually rather than presenting non-GAAP financial statements. Refer to Question 102.10 of our Compliance and Disclosure Interpretation related to non-GAAP financial measures. Please also apply this comment to your earnings releases filed May 8, 2013 and March 7, 2013.

8. We note that the measure you have presented as EBITDA appears to exclude items, such as stock compensation expense and acquisition costs, that are not contemplated in Exchange Act Release No. 47226. Please rename this measure Adjusted EBITDA or another appropriate name. Refer to Question 103.01 of our Compliance & Disclosure Interpretation related to non-GAAP financial measures. Please also apply this comment to your earnings releases filed May 8, 2013 and March 7, 2013.

Form 8-K filed May 23, 2013

9. We note your Form 8-K filed announcing your acquisition. Please provide us with your analysis under Rule 3-05 of Regulation S-X of the three significance tests to show the financial statements required to be filed for this acquisition. Please also apply this comment to the acquisitions announced in the Form 8-K filed March 1, 2013 and Amendment No. 1 to Form 8-K filed April 26, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief